Exhibit 99.1

Nomad Foods to Acquire Aunt Bessie’s

Aunt Bessie’s is a leading frozen food brand in the United Kingdom
Acquisition expands Nomad Foods into complementary frozen potato and frozen Yorkshire puddings categories
Expected to be synergistic and immediately accretive to earnings per share
FELTHAM, England, June 4, 2018 -- Nomad Foods Limited (NYSE: NOMD) announced today that it has entered into an agreement to acquire Aunt Bessie’s Limited from William Jackson & Son Limited for approximately €240 million.
Aunt Bessie’s is a leading frozen food company in the United Kingdom where it manufactures, distributes and sells a range of branded frozen food products. The Aunt Bessie’s brand holds number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. As a brand closely identified with roast dinners, Aunt Bessie’s will expand Nomad Foods’ portfolio into this major eating occasion. The acquisition includes a production facility in Hull, England.
The acquisition of Aunt Bessie’s is also expected to further develop Nomad Foods’ portfolio in the United Kingdom, a strategically important market. The combination of Aunt Bessie’s, Birds Eye and recently acquired Goodfella’s is expected to result in a highly complementary portfolio with significantly enhanced scale, greater diversification and more resources to accelerate category growth.
Commenting on the transaction, Stefan Descheemaeker, Nomad Foods’ Chief Executive Officer said, “We are excited to welcome Aunt Bessie’s to Nomad Foods. Aunt Bessie’s iconic brand, positive values and strong product credentials align well with our existing portfolio. As our second accretive acquisition in 2018, Aunt Bessie’s represents another step toward our goal of transforming the frozen food category and building a portfolio of best-in-class food brands. Aunt Bessie’s significantly expands our presence within potatoes, one of the largest categories in frozen food, while adding another dimension to our growing portfolio in the United Kingdom.”
Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “The acquisition of Aunt Bessie’s illustrates the power of our value creation model which is fueled by organic revenue growth, strong free cash flow and disciplined M&A. Similar to Goodfella’s Pizza, which we acquired earlier this year, Aunt Bessie’s is expected to be immediately accretive to earnings while providing complementary category exposure, synergy opportunities and new avenues for growth. We look forward to welcoming the Aunt Bessie’s team to our organization and working together to build on their success.”
For its fiscal year ended April 2018, Aunt Bessie’s generated revenues and adjusted EBITDA of approximately €123 million and €23 million, respectively. The purchase price is expected to be funded through cash on hand and debt. The transaction is expected to be completed during the third quarter of 2018, subject to certain closing conditions including obtaining any necessary regulatory approvals.
Credit Suisse acted as financial advisor and Norton Rose Fulbright acted as legal advisor to Nomad Foods on the transaction. Stamford Partners acted as financial advisor and Addleshaw Goddard acted as legal advisor to William Jackson & Son on the transaction.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Exhibit 99.1

Forward Looking Statements

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market, including within the frozen Yorkshire puddings, frozen potatoes and roast dinners categories; (ii) the success of the Company’s strategic initiatives, including its ability to further develop its portfolio in the United Kingdom and to achieve enhanced scale, greater diversification and more resources to accelerate category growth; (iii) completion of successful acquisitions in the same and adjacent categories; (iv) the future operating and financial performance of the Company including the expected financial benefits of the Aunt Bessie’s acquisition and its accretion on earnings per share; (v) synergies from combining the Findus, Iglo, Goodfella’s pizza and Aunt Bessie’s businesses and (vi) the timing of the completion of the Aunt Bessie’s acquisition. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic initiatives; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Details
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros / Max Dutcher
Gladstone Place Partners
+1-212-230-5930

SOURCE Nomad Foods Limited

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